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Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

November 9, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Maryse Mills-Apenteng and Edwin Kim

Re:	Universal Business Payment Solutions Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File Number 001-35170

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company” or “UBPS”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Preliminary Proxy Statement on Schedule 14A (001-35170) (the “Proxy Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated November 9, 2012 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of Amendment No. 2, as filed and marked with the changes from the original filing of the Proxy Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

General

1.	We note your response to prior comment 3 and your revised disclosure on page 34. Please revise to clarify that stockholders may approve of the acquisitions and charter proposals, yet still redeem their shares. Since public shareholders that approve of the transaction may still seek redemption, there appears to be an additional risk that funds may be released from the trust account that is not reflected in your risk factor titled “The ability of UBPS Public Stockholders to exercise redemption rights may not allow UBPS to consummate the Transaction.” It appears that a separate risk factor may be warranted to address this additional risk.

Response:

As requested, the Company has revised its disclosure on page 34 to clarify that its stockholders may approve the acquisition proposals and still redeem their shares. The Company has also added additional disclosure detailing the increased risk that results from the ability of its stockholders to vote for the Acquisition Proposals but still seek redemption for their shares.

United States Securities and Exchange Commission November 9, 2012 Page 2

Recommendation of the UBPS Board; UBPS’s Reasons for the Acquisition Proposal, page 63

2.	We note that you did not provide a response to prior comment 15 and we were unable to locate any responsive revisions on pages 63 and 64 of your proxy statement. Please address prior comment 15 or explain why you believe no further revisions are necessary.

Response:

As requested, the Company has provided additional qualitative and quantitative details considered by the Company’s board on pages 63-64.

Actions That Maybe Taken to Secure Approval of UBPS Stockholders, page 66

3.	We note your response to prior comment 16. Please advise us whether UBPS, the Initial Stockholders, or UBPS management may acquire additional shares in privately negotiated transactions and pay prices at a significant premium.

Response:

UBPS, the Initial Stockholders and UBPS management intend to acquire such shares from a limited number of sophisticated investors at negotiated prices, rather than a fixed purchase price. The parties do not contemplate acquiring such additional shares at any significant premium over prevailing market prices. Any premium paid over the prevailing market price is expected to be minor. UBPS has no interest in paying a premium to prevailing market prices and intends to obtain the best terms possible.

Term Loan and Revolving Credit Line, page 95

4.	In your response to prior comment 17, you disclose that your prospective lender declined to be identified in your proxy statement. You further indicate that the lender term sheet was included in the proxy statement. We are unable to locate the credit facility term sheet in your revised proxy statement. Please file the credit facility term sheet and disclose the identity of the prospective lender given that it appears the acquisition proposals will not be completed without the credit facility. Otherwise, please provide disclosure throughout your proxy statement, as appropriate, clearly indicating that your prospective credit agreements with the unidentified lender are preliminary in nature. In addition, to the extent the credit terms specified on page 95 are subject to further negotiation and may materially change subsequent to the stockholder vote, please provide unambiguous disclosure to this effect.

United States Securities and Exchange Commission November 9, 2012 Page 3

Response:

As requested, the Company has provided the names of the lenders from whom the Company may potentially obtain financing with the exception of the provider of the proposed term loan and revolving credit line.

The Company has provided the term sheets from each of the sources with the exception of the provider of the term loan and revolving credit line. Such lender has refused to provide their consent to use their name or a copy of the term sheet in the proxy statement without a signed commitment from the Company. Since the Company is still evaluating its options to finance the proposed acquisition, the Company is unable to provide a signed commitment at this time, and as such has not been permitted to include a copy of the offered term sheet.

The Company has disclosed all of the material terms of such term sheet in detail. As such, the Company does not feel the presence of the term sheet constitutes information that would reasonably be expected to impact a reasonable investor’s decision to vote for or against the proposal, since such term sheet would merely be restating disclosure that has already been provided. Since such disclosure has already been provided, the Company also does not believe the total mix of information would be significantly altered by inclusion of the term sheet.

The Company has disclosed in the proxy that to the extent it intends to use such lender, it will supplementally disclose the identity of the lender no fewer than three business days prior to the Special Meeting of the UBPS Stockholders.

The Company has also added disclosure on page 95 that the terms of the financing may change and that the Company would make such changes publicly available to the stockholders prior to the Special Meeting. The Company has also added disclosure on page 95 and throughout to make clear that if it unable to obtain financing, it will be unable to consummate the Acquisition proposals and will be forced to liquidate.

The Charter Proposals, page 103

5.	This section of the proxy statement requires significant revision. Please revise the Charter Proposals section to provide a materially complete description of each of the proposed changes to the Certificate of Incorporation and to specify the provision(s) impacted by each proposal. In addition, ensure that your revised disclosure includes the following:

•	a brief description of the SPAC charter provisions that will be eliminated;

•	a brief description of the immaterial charter provisions you seek to change; and

•	a cross-reference for each specific charter proposal to its corresponding proposal number on the proxy card.

For clarity, given the extensive changes to the Certificate of Incorporation that you have proposed, please include a filed copy of the Certificate of Incorporation marked to show all of the proposed changes.

United States Securities and Exchange Commission November 9, 2012 Page 4

Response:

As requested, the Company has provided brief descriptions of the charter provisions that are being changed. The Company has also separated each of the Charter Proposals into its own separate sub-heading and added a cross-reference to the proposal number on its proxy card.

6.	We note that you have included a proposal to change UBPS’s corporate existence from one that will terminate on February 9, 2013 if a business combination is not consummated to one having a perpetual existence. Please add this proposal to your proxy card and clearly indicate here and on your proxy card that UBPS’s corporate existence will change to perpetual only upon the consummation of one or more of the Acquisition Proposals. Further, please clarify whether this proposal, if approved, would enable management to continue the corporate shell entity if no business combination is consummated and the trust is liquidated shortly after February 9, 2013.

Response:

As requested, the proposal has been added to the proxy card and disclosure has been added that this proposal will only be effective if the Acquisition Proposals constituting the Minimum Acquisition have been consummated. Since the provision is only effective if a business combination has been consummated and the current charter provides that the Company must cease its existence if no business combination has been consummated, there is no way for management to continue the corporate shell entity.

UBPS’s Business, page 139

7.	We are unable to find any disclosure responsive to prior comment 20 in the section titled “Selection of a Target Business and Structuring of UBPS’s Initial Business Combination” on page 140. Please revise to clarify how UBPS is funding its business combination search and due diligence costs.

Response:

As requested, the Company has added disclosure on page 139 to clarify how it is funding its search for a business combination.

Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 117

8.	We note your response to prior comment 28 and your revised disclosure regarding the elimination of the salary and related expenses for the Chairman of the EMS who will depart the company upon the closing of the transaction. Considering that this individual will join the UBPS’s Board of Directors upon shareholder approval of expanding the board size, please tell us what consideration was given to including the expense associated with the individual serving as a member of the UBPS’s Board of Directors.

United States Securities and Exchange Commission November 9, 2012 Page 5

Response:

Since no fees are currently paid to the UBPS directors and the individual in question will cease to be a salaried employee of EMS, UBPS felt the deduction of this expense was proper. While the Chairman of EMS was instrumental in the company’s growth, he has recently begun to transition his duties to the company’s senior executives.  His current duties will be performed by existing employees of EMS and UBPS.  EMS’s President, Daniel Neistadt, has significant experience in the industry, as does the Chief Executive Officer of UBPS, Bipin Shah.  As a result, UBPS believes that having the Chairman of EMS join the UBPS Board of Directors will allow him to focus on strategic initiatives of the combined businesses and that his departure from EMS will not adversely affect EMS’s revenues in a material manner.

A D Computer Corporation

Financial Statements

June 30, 2012 and 2011, page F-79

9.	We note your response to prior comment 31 and the interim financial statements of A D Computer Corporation and Payroll Tax Filing Services, Inc. included in the filing. Please revise to label the interim financial statements for each company as of and for the six months ended June 30, 2012 and 2011 as “unaudited.”

Response:

As requested, the Company has labeled the interim financial statements for each of AD Computer and PTFS as “unaudited”.

Preliminary Proxy Card

10.	Please revise your proxy card to reference the relevant subheadings that relate to each proposal. We note eight of your nine proposals (Proposal 7 is counted twice on the proxy card) reference just two headings. Please provide more specificity for your cross-references so investors may find the relevant details to the respective proposals.

Response:

As requested, the Company has revised its proxy card to reference subheadings and more specific cross-references where appropriate.

United States Securities and Exchange Commission November 9, 2012 Page 6

11.	Please revise your proxy card to indicate the specific Charter Proposals that are contingent upon the approval of the Acquisition Proposals constituting the Minimum Acquisition, as disclosed on page 103.

Response:

As requested, the Company has revised its proxy card to indicate that each of the Charter Proposals is contingent upon approval of the Acquisition Proposals constituting the Minimum Acquisition.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company must mail the Proxy Statement no later than November 12, 2012. If the Proxy Statement is not mailed by that date, the Company does not think it will be able to complete the acquisitions by the February 9, 2013. The Company appreciates the Staff’s cooperation in meeting this deadline and insuring that the Company continues. If you have any questions, please feel free to contact me by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

cc:	Bipin C. Shah